[redacted]

SEC
Mail Processing
Section

MAR 10 2009

Washington, DC
101

AB 3/12

09059837

U.S. SECURITIES ANL
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-20052

REPORT FOR THE PERIOD BEGINNING **1/1/2008** (MM/DD/YY) AND ENDING **12/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Church, Gregory, Adams Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

658 Clairemont Avenue

Decatur	**Georgia**	**30030-1837**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Bruce Church — **(404) 378-4515**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name ... if individual, state last, first, middle name)

Jones and Kolb

Ten Piedmont Center, Suite 100	**Atlanta**	**GA**	**30305**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

SD 3/23/09

Financial Statement Presentation and Classification

Oath or Affirmation

I, D. Bruce Church swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Church, Gregory, Adams Securities Corporation, as of 12/31/08 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, ir director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me this

_____ day of _____,

2009

Notary Public Commission Expires 12/08/11

This report* contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income (loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [x] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Note: Various exchanges may require an additional letter of attestation.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholder and Board of Directors
Church, Gregory, Adams Securities Corporation
Atlanta, Georgia

We have audited the accompanying balance sheet of Church, Gregory, Adams Securities Corporation as of December 31, 2008, and the related statements of income (loss) and comprehensive income (loss), changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Church, Gregory, Adams Securities Corporation at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 7 through 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Further, we have determined that Church, Gregory, Adams Securities Corporation, for the year ended December 31, 2008, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(i) and (ii) in that it held no funds or securities for, carried no margin accounts for, or

owed no money or securities to its customers. Church, Gregory, Adams Securities Corporation clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. We have also determined that at December 31, 2008, the Company had no liabilities subordinated to the claims of creditors. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones and Kolb

February 5, 2009

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (including $40,794 in money market funds)	$	49,297
Accounts receivable - broker		51
Total current assets		49,348
PROPERTY		
Furniture, fixtures and equipment		8,784
Less accumulated depreciation		8,784
Total property		-
OTHER ASSET		
Marketable securities, at market		70,029
Total assets	$	119,377

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Commission payable	$	4,700
SHAREHOLDER'S EQUITY		
Common stock - authorized 50,000 shares at $1 par value, 19,800 shares issued and outstanding		19,800
Retained earnings		122,245
Accumulated other comprehensive income(loss)		(27,368)
Total shareholder's equity		114,677
Total liabilities and shareholder's equity	$	119,377

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commission and advisory income	$ 90,382
Interest and dividend income	3,639
Total revenues	94,021
COSTS AND EXPENSES	
Commissions	49,000
Office expenses	32,805
Professional and regulatory fees	6,669
Telephone	5,602
Total costs and expenses	94,076
NET INCOME (LOSS)	(55)
OTHER COMPREHENSIVE INCOME (LOSS)	
Unrealized loss on marketable securities during the period	(35,086)
Other comprehensive income (loss)	(35,086)
NET COMPREHENSIVE INCOME (LOSS)	$ (35,141)

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE					
January 1, 2008	19,800	$ 19,800	$ 122,300	$ 7,718	$ 149,818
COMPREHENSIVE INCOME (LOSS)					
Net income (loss)			(55)		(55)
Other comprehensive income(loss):					
Unrealized gain (loss) on marketable securities				(35,086)	(35,086)
BALANCE					
December 31, 2008	19,800	$ 19,800	$ 122,245	$ (27,368)	$ 114,677

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net comprehensive income (loss)	$ (35,141)
ADJUSTMENTS TO RECONCILE NET COMPREHENSIVE INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:	
(Increase) decrease in accounts receivable - broker	35
Increase (decrease) in commission payable	(5,500)
Unrealized (gain) loss on marketable securities	35,964
Total adjustments	30,499
Net cash provided by (used in) operating activities	(4,642)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,642)
CASH AND CASH EQUIVALENTS	
Beginning of year	53,939
CASH AND CASH EQUIVALENTS	
End of year	$ 49,297

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Church, Gregory, Adams Securities Corporation (the "Company") was formed on October 8, 1975 primarily for the purpose of qualifying and operating as a broker-dealer of limited partnership interests in real estate partnerships and other securities. The Company has registered with the Securities and Exchange Commission and various states' securities commissions. Pursuant to this registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities or funds for customers.

B. Property acquired since December 31, 1980 is recorded at cost and was depreciated over a five year estimated useful life using accelerated methods. Property acquired prior to December 31, 1980 was depreciated over a ten year estimated useful life using the straight-line method.

C. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which uses the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are determined based on the difference between the tax bases of the assets and liabilities and their carrying amounts for financial statement purposes. Deferred tax expense or benefit represents the net change in deferred tax assets and liabilities during the year.

D. For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any other highly liquid instruments with a maturity date of three months or less.

E. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company occupies office space which is owned by an affiliate and has an agreement with the affiliate, whereby it reimburses overhead expenses to the affiliate on a discretionary pro rata basis. During 2008, the Company paid occupancy related expenses on behalf of the affiliate in the amount of $14,000 in lieu of office rent.

The Company periodically accrues and pays commissions to its owner on a discretionary basis. Amounts paid or accrued to the owner during 2008 aggregated $49,000. Accrued commission at December 31, 2008 was $4,700.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

3. MARKETABLE SECURITIES

The Company invests in corporate stocks. At December 31, 2008, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in other comprehensive income (loss). Costs are determined on an actual cost per share basis for determining realized gains or losses. At December 31, 2008, these securities had a fair value of $70,029, a cost of $97,397 and an accumulated unrealized loss of $27,368.

4. INCOME TAXES

The Company's tax returns are filed using the cash basis of accounting; whereas, the financial statements are prepared using the accrual basis. Additionally, marketable securities are valued at fair market value for financial statement purposes and are carried at historical costs for income tax purposes.

No deferred income tax provision has been recorded since it is the Company's policy to pay out commissions to the owner in an amount sufficient to eliminate any taxable income.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2008

Total shareholder's equity from balance sheet	$	114,677
Less non-allowable assets		-
Net capital before haircuts		114,677
[1] Less haircuts		(11,321)
Net capital	$	103,356

[1]
Haircuts

Money market ($40,794 x 2%)	$	816
Marketable securities ($70,029 x 15%)		10,505
Total	$	11,321

See Independent Accountants' Report.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)
DECEMBER 31, 2008

	Reported in Unaudited Part IIA Focus Report	Difference	Reported in Audited Financial Statement
Total shareholder's equity from balance sheet	$ 114,677	$ -	$ 114,677
Less non-allowable assets	-		-
"Haircuts"	(11,604)	283	(11,321)
Net capital	$ 103,073	$ 283	$ 103,356

Differences in computation of net capital resulted from differences in the amount of haircuts computed on money market funds.

See Independent Accountants' Report.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
BASIC NET CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS

Liabilities	$	4,700

BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	50,000
Net capital		103,356
Excess net capital	$	53,356
Percentage of aggregate indebtedness to net capital		4.55%

See Independent Accountants' Report.

Jones and Kolb

Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
Church, Gregory, Adams Securities Corporation

In planning and performing our audit of the financial statements of Church, Gregory, Adams Securities Corporation (the "Company"), as of and for the year ended December 31, 2008 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones and Kolb

February 5, 2009

CHURCH, GREGORY, ADAMS
SECURITIES CORPORATION

ATLANTA, GEORGIA

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008